SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Smith & Wesson Holding Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

831756-10-1

(CUSIP Number)

Stephen R. Boatwright
Gammage & Burnham
2 North Central Ave., 18th Fl.
Phoenix, AZ 85004
(602) 256-0566

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2001

(Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 131), and is filing this schedule because of Rule l3d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 831756-10-1	13D	Page 2 of 5 Pages

1			NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mitchell A. Saltz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) (b)

3			SEC USE ONLY

4			SOURCE OF FUNDS (See Instructions)

PF

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

6			CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

		7	SOLE VOTING POWER

NUMBER OF			8,287,900 (includes 5,000,000 shares subject to a currently- exercisable warrant)

SHARES
BENEFICIALLY		8	SHARED VOTING POWER

OWNED BY			-0-

EACH
REPORTING		9	SOLE DISPOSITIVE POWER

PERSON			8,287,900 (includes 5,000,000 shares subject to a currently- exercisable warrant)

WITH
		10	SHARED DISPOSITIVE POWER

-0-

11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,287,900 (includes 5,000,000 shares subject to a currently-exercisable warrant)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.83%

14			TYPE OF REPORTING PERSON

IN

Item 1. Security and Issuer.

         This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Smith & Wesson Holding Corporation, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 14500 North Northsight, Suite 221, Scottsdale, Arizona 85260.

Item 2. Identity and Background.

         This statement on Schedule 13D is being filed by Mitchell A. Saltz (“Mr. Saltz”). Mr. Saltz serves as a director of the Issuer. Mr. Saltz is a resident of the United States.

         Mr. Saltz’s principal occupation is serving as Chief Executive Officer and Chairman of the Board of Directors of the Issuer. Mr. Saltz’s business address is 14500 North Northsight, Suite 221, Scottsdale, Arizona 85260.

         Mr. Saltz has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Saltz been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         Mr. Saltz used personal funds to acquire the 3,287,900 outstanding shares of Common Stock held by him. Mr. Saltz is also the beneficial owner of 5,000,000 shares of Common Stock currently issuable upon exercise of a warrant issued to Mr. Saltz in May, 2001.

Item 4. Purpose of Transaction.

         On May 11, 2001, Mr. Saltz was issued a warrant to purchase up to 5,000,000 shares of Common Stock at an exercise price of $.89 per share in connection with his service as Chief Executive Officer and Chairman of the Board of Directors of the Issuer. Mr. Saltz acquired the shares of Common Stock held by him for investment purposes.

         Mr. Saltz reserves the right to purchase additional shares of the Issuer’s Common Stock or to dispose of such securities in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as set forth in this Schedule 13D, Mr. Saltz has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in parts (a) through (j) of Item 4 of Schedule 13D. However, as part of his ongoing review of investment alternatives, Mr. Saltz may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such events or matters, or may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date of the filing of this statement, Mr. Saltz beneficially owns 8,287,900 shares of Issuer’s Common Stock (including 5,000,000 shares subject to a currently-exercisable warrant), representing approximately 21.83% of the shares of Common Stock reported to be outstanding in Issuer’s filings.

(b)	Mr. Saltz has the sole power to vote or to direct the vote and to dispose or direct the disposition of all shares of Common Stock beneficially owned by him.

(c)	Mr. Saltz has not effected any transaction in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On May 11, 2001, Mr. Saltz was issued a warrant to purchase up to 5,000,000 shares of Common Stock at an exercise price of $.89 per share. The warrant is exercisable immediately and expires five years from the date of issuance.

Item 7. Material To Be Filed As Exhibits.

         1.     Common Stock Purchase Warrant, dated May 11, 2001, issued to Mitchell A. Saltz.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2002

/s/Mitchell A. Saltz

Mitchell A. Saltz

EXHIBIT INDEX

         1.     Common Stock Purchase Warrant, dated May 11, 2001, issued to Mitchell A. Saltz.